Shire plc
Corporate Headquarters:
5 Riverwalk
Citywest Business Campus
Dublin 24
Ireland
www.shire.com

Jim B. Rosenberg, Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549
May 4, 2017

Re:	Shire plc Form 10-K for the year ended December 31, 2016 Filed February 22, 2017
Form 8-K dated February 16, 2017
Filed February 16, 2017
File No. 001-37896

Dear Mr. Rosenberg,
The following is in response to your comment letter addressed to Mr. Jeffrey Poulton, Chief Financial Officer of Shire plc ("Shire" or the “Company”), dated April 25, 2017 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) and the Company’s current report on Form 8-K dated February 16, 2017 (the “February 16, 2017 Form 8-K”).
We have repeated your numbered comments and provided a response to your comments below.
Form 10-K for the year ended December 31, 2016
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Inventories, page F-20

1.
You indicate in Item 6 Selected Financial Data and in several places in Item 7 MD&A that $1,118 million of amortization of inventory fair value adjustments impacted operations in 2016, specifically as a charge to cost of product sales. Please tell us whether at June 30, September 30 and December 31, 2016 amortization of the inventory fair value adjustments resulted in the removal of cost on a first-in first-out basis from inventory based on actual usage with inventory, as of each of those dates, being stated at the lower of cost or market in accordance with GAAP.

Response:
In connection with the acquisition of Baxalta Incorporated (“Baxalta”) during 2016, the Company valued the acquired inventory at its preliminary fair value as of the acquisition date in accordance with ASC 805-20-30-1. The inventory fair value adjustments represent the adjustment of inventory from the lower of cost or market value (the historical book value as previously recorded on the acquired company’s balance sheet) to fair value (determined as net realizable value) at the acquisition date. The Company performed this valuation at the individual product level, and has recorded and tracked all fair value adjustments and subsequent measurement period adjustments at the individual product level. As a result, all acquired inventory was appropriately valued at fair value (determined as net realizable value) on the date of the related acquisition.

The Company applies its policy of expensing costs on a first-in first-out basis to the entirety of its inventory, including inventory that is adjusted to fair value in connection with acquisitions. The expensing of the inventory fair value adjustments is recorded based on the expected inventory utilization attributed to each product. The Company estimated the product-specific inventory utilization at the date of acquisition based on expected inventory turnover and expensed the inventory fair value adjustment to Cost of sales over the expected turn period for each individual product. The Company has assessed this approach against actual usage and concluded that it materially approximates the first-in first-out convention and results in the inventory being stated at the lower of cost or market as of June 30, September 30, and December 31, 2016. The Company estimates that the difference between actual usage and expected inventory utilization would have less than a 1.0% impact on the Company’s inventory balances as of June 30, September 30, and December 31, 2016.

In response to the Staff’s comment, we have added the following language to our Business Combinations footnote (Note 2) in the Company’s Form 10-Q for the Quarterly Period ended March 31, 2017, as filed with the SEC on May 2, 2017 to indicate this approach:

“The fair value adjustment related to inventory is expensed based on the expected product-specific inventory utilization, which is reviewed on a periodic basis and is recorded within Cost of sales in the Company's Unaudited Consolidated Statements of Operations.”

The Company has separately disclosed the amount of the expense related to the inventory fair value adjustments in Item 6 Selected Financial Data and Item 7 MD&A as supplemental information to provide users of the financial information with additional insights into Shire’s operating performance in the periods presented. Further, the Company believes this information helps to facilitate comparisons of Shire’s performance to historical results.

5. Integration and Acquisition Costs, page F-38

2.
Please provide us full accounting analysis of the $883.9 million recorded in 2016 as integration and acquisition costs including a schedule of the nature and type of each cost and the accounting literature in which you relied. For any costs not paid as of December 31, 2016, indicate when you estimate it will be paid.

Response:
The Company acknowledges the Staff’s comment and has provided the following schedule of the nature and type of the costs that comprised the $883.9 million of integration and acquisition costs recorded in 2016, as well as the corresponding accounting literature applied by the Company for each cost. The Company also notes that the transformative nature of recent acquisitions has contributed to the significant integration and acquisition costs incurred during the year ended December 31, 2016.
The Company expects the below mentioned cash-based costs to be paid within one year of December 31, 2016, with the exception of payments related to contingent consideration.

Type of cost	Charge / (gain) (In millions)	Nature of cost	Accounting analysis
Third-party professional fees related to acquisition and integration	$378.7	Cash
Includes acquisition costs of $135.1 million related to costs incurred to effect the acquisitions of Baxalta and Dyax, including advisor, legal, accounting, valuation and other professional or consulting fees.
Pursuant to ASC 805-10-25-23, acquisition costs were expensed in the period in which the costs were incurred.
Also includes third-party professional fees of $243.6 million primarily related to Baxalta integration activities that were incurred during 2016, primarily for consulting, accounting and valuation, and other services. Third-party professional fees were expensed as services were provided.

Severance and other employee benefits	$283.7	Cash
Pursuant to the Company’s integration activities, the Company terminated the employment of certain executives and employees of recently acquired companies. The charge primarily relates to the Baxalta integration-related activities.
The Company applied ASC 712-10-25-2 for the termination of employees under pre-existing Baxalta and Shire severance plans. As a result, the Company accrued a liability when the employee had the right to receive compensation due to prior service (or pre-determined contractual benefits) and the amount was probable and reasonably estimated.
The Company applied ASC 420-10-25-4 to one-time enhanced severance arrangements paid to certain employees who were terminated in connection with the acquisition of Baxalta. Such enhanced severance arrangements were not governed by an existing plan, Shire does not have a past practice of providing similar enhancements and these one-time benefits did not change future benefits under an existing plan. As a result, the Company accounted for these as one-time termination benefits pursuant to ASC 420 and accrued a liability when management committed to the plan of termination, identified employees to be terminated, and established and communicated the terms of the benefit arrangement such that it was unlikely that changes to the plan would be made.

Change in fair value of contingent consideration	$11.1	Cash
The Company applied ASC 805-30-35-1 and recognized changes in the fair value of contingent consideration liabilities related to the prior acquisitions of Fibrotech Therapeutics Pty Ltd. and Premacure AB to earnings.

Type of cost	Charge / (gain) (In millions)	Nature of cost	Accounting analysis
Acceleration of stock compensation costs for terminated employees	$179.7	Non-Cash
Pre-existing employment contracts with former employees of Baxalta provided for accelerated vesting pursuant to a change in control and acquirer’s management terminating the position. Pursuant to integration activities, Shire management eliminated the positions and terminated the employees.
The Company applied ASC 805-10-55-18, ASC 718-10-35-7, and ASC 718-10-55-68. The Company concluded that the accelerated vesting clause for Baxalta employees was primarily for the economic benefit of Shire and, therefore, the acceleration of vesting of unvested awards was accounted for separately from the business combination and recognized as compensation cost by Shire.

Pension curtailment gain	($69.0)	Non-Cash
Represents a curtailment gain as a result of the adoption of a plan amendment to freeze the acquired Baxalta U.S. pension plan as part of our efforts to integrate health and welfare benefits provided to employees.
Under ASC 715-30-35-92 through ASC 715-30-35-96, the projected benefit obligation, exclusive of increases that reflect termination benefits that are excluded from the scope of this paragraph, may be decreased (a gain) or increased (a loss) by a curtailment. The Company concluded that the gain exceeded any net loss included in Accumulated other comprehensive income and, therefore, recognized a curtailment gain.

Contract termination costs	$58.1	Non-Cash
The Company terminated certain contracts in conjunction with its integration of recently acquired companies, including the Baxalta business. The charge primarily relates to an impairment of receivables upon the termination of a contract with the counterparty.
The Company applied ASC 450-20-25-2 and recognized the loss on the receivables when it was probable and reasonably estimated.

Other	$41.6	Cash / Non-Cash	Represents other costs incurred while integrating the Baxalta business. No separately identifiable cost was greater than 5% of the total.
Total	$883.9

Form 8-K dated February 16, 2017
Exhibit 99.1

3.
You present Non GAAP Net Income for the full year 2016 on page 1 and for the three months ended December 31, 2016 on page 5. Your reconciliations on pages 22-23, however, do not specifically reconcile your US GAAP net income to your Non GAAP net income for these periods. Rather, your reconciliation on page 22 reconciles to your Non GAAP EBITDA and Non GAAP operating income and your reconciliation on page 23 reconciles your US GAAP diluted earnings per ADS to your Non GAAP diluted earnings per ADS. Please provide us reconciliations of US GAAP net income to your Non GAAP net income for the three and twelve months ended December 31, 2016. Where you furnish or file materials presenting Non GAAP net income in the future, please revise to provide a tabular reconciliation of your Non GAAP net income pursuant to Rule 100(a)(2) of Regulation G and Item 10(e)(i)(B) of Regulation S-K.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the reconciliations of US GAAP net income to Non GAAP net income when we furnish or file materials presenting Non GAAP net income in the future. The Company has added this reconciliation to its first quarter 2017 earnings release furnished as Exhibit 99.1 to Form 8-K dated May 2, 2017.

Additionally, as requested by the Staff, the Company hereby furnishes this reconciliation for the three and twelve months ended December 31, 2016 below:

Reconciliation of US GAAP net income to Non GAAP net income:

	3 months ended	12 months ended
(In millions)	December 31, 2016	December 31, 2016
US GAAP net income	$457.3	$327.4
Expense related to the unwind of inventory fair value adjustments	20.7	1,118.0
Inventory write down related to US manufacturing site closure	7.3	18.9
One-time employee related costs	20.0	20.0
Impairment of IPR&D intangible asset	-	8.9
Costs related to license arrangements	-	110.0
Legal and litigation costs	0.2	16.3
Amortization of acquired intangible assets	470.9	1,173.4
Integration and acquisition costs	145.3	883.9
Reorganization costs	5.7	121.4
Gain on sale of product rights	(4.3)	(16.5)
Amortization of one-time upfront borrowing costs for Baxalta and Dyax	2.1	93.6
Loss on divestment of non-core subsidiary	-	6.0
Loss from discontinued operations	16.4	375.0
Tax effect of adjustments	(117.1)	(865.8)
Non GAAP net income	$1,024.5	$3,390.5

4.
In your reconciliations of US GAAP to your non-GAAP measures, please include separate line items for each significant reconciling item or provide explanation in a note. For example, provide further breakout and explanation of each significant item within acquisition and integration activities of $2,111.9 million and $8.52 per share in the reconciliations for the 12 months ended December 31, 2016 on pages 22 and 23, respectively.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will provide separate line items for each significant reconciling item in the Company’s reconciliations of US GAAP to non-GAAP measures when we furnish or file materials with non-GAAP measures in the future. The Company has provided this additional information in its first quarter 2017 earnings release furnished as Exhibit 99.1 to Form 8-K dated May 2, 2017.
Additionally, as requested by the Staff, the Company hereby furnishes an updated reconciliation with separate line items for each significant item within acquisition and integration activities of $2,119.9 million and $8.52 per share for the twelve months ended December 31, 2016 below:

Reconciliation of US GAAP net income to Non GAAP EBITDA and Non GAAP Operating Income:

(In millions, except %)	12 months ended December 31, 2016
US GAAP net income	$327.4
Add back / (deduct):
Loss from discontinued operations	276.1
Equity in losses of equity method investees, net of taxes	8.7
Income taxes	(126.1)
Other expense, net	476.8
US GAAP operating income from continuing operations	962.9
Add back / (deduct):
Expense related to the unwind of inventory fair value adjustments	1,118.0
Inventory write-down related to US manufacturing site closure	18.9
One-time employee related costs	20.0
Impairment of IPR&D intangible assets	8.9
Costs relating to license arrangements	110.0
Legal and litigation costs	16.3
Amortization of acquired intangible assets	1,173.4
Integration and acquisition costs	883.9
Reorganization costs	121.4
Gain on sale of product rights	(16.5)
Depreciation	292.9
Non GAAP EBITDA	4,710.1
Depreciation	(292.9)
Non GAAP operating income	$4,417.2
Net income margin(1)	3%
Non GAAP EBITDA margin(2)	39%

(1) Net income as a percentage of total revenues.
(2) Non GAAP EBITDA as a percentage of product sales, excluding royalties and other revenues and cost of contract manufacturing revenues.
Reconciliation of US GAAP diluted earnings per ADS to Non GAAP diluted earnings per ADS:

12 months ended December 31, 2016
US GAAP diluted earnings per ADS	$1.27
Expense related to the unwind of inventory fair value adjustments	4.32
Inventory write-down relating to US manufacturing site closure	0.07
One-time employee related costs	0.08
Impairment of IPR&D intangible assets	0.03
Costs relating to license arrangements	0.43
Legal and litigation costs	0.06
Amortization of acquired intangible assets	4.53
Integration and acquisition costs	3.42
Reorganization costs	0.47
Gain on sale of product rights	(0.06)
Amortization of one-time upfront borrowing costs for Baxalta and Dyax	0.36
Loss on divestment of non-core subsidiary	0.02
Loss from discontinued operations	1.45
Tax effect of adjustments	(3.35)
Non GAAP diluted earnings per ADS	$13.10

* * *
Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to either me at 781-482-0945 or at JPoulton@shire.com or Jeffrey Prowda at 781-482-1754 or at JProwda@shire.com.
Sincerely,

/s/ Jeffrey Poulton

Jeffrey Poulton
Chief Financial Officer